UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 18, 2024

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 4. Change in Issuer’s Certifying Accountant.

Dismissal of Issuer’s Independent Accountant

On March 18, 2024, WeLivv, Inc. (the “Company”) terminated its relationship with its independent registered public accountant, SetApart FS (“SetApart”), effective immediately. The Company first engaged SetApart on October 21, 2022. SetApart performed the audit of the financial statements of the Company for the 2021 and 2022 calendar years.

Through the date of this Current Report, and is it relates to the two most recent fiscal years and any subsequent interim period, (i) SetApart did not issue an adverse opinion or disclaimer of opinion or qualified or modified as to uncertainty, audit scope, or accounting principles; (ii) the decision to dismiss SetApart was approved by the Company’s Board of Directors; (iii) there were no disagreements between the Company and SetApart on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to SetApart’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (iv) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

As required by Item 304(a)(3) of Regulation S-K, the Company provided SetApart with a copy of this Form 1-U on March 18, 2024, and requested that it provide a letter addressed to the Commission stating whether it agrees with the statements contained herein and, if not, stating the respects in which it does not agree. That letter is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	March 18, 2024

Exhibit A

March 18, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by WeLivv Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4 of Form 1-U of WeLivv Inc. dated March 18, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ SetApart FS
Los Angeles, California